EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

State of Incorporation
Community First Bank & Trust	Tennessee

Community First Capital Trust I	Delaware

Community First Capital Trust II	Delaware

Community First Capital Trust III	Delaware

SUBSIDIARIES OF COMMUNITY FIRST BANK & TRUST

State of Incorporation
Community First Properties, Inc.	Maryland